UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14f-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 thereunder

Ansel Project, Inc.

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(Name of Small Business Issuer in its charter)

Colorado	0-27053	84-1493151
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(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification)

7899 West Frost Dr., Littleton, CO

(Address of principal executive offices)

80128

(Zip Code)

Registrant's telephone number, including area code: (303) 979-3224

INTRODUCTION

U.S.A. Radio.com, Inc. was founded by Marlin Maddoux, an experienced broadcaster, radio station owner, author, and host of the nationwide broadcast "Point of View". The two hour program was originally broadcast on a local radio station in Dallas, Texas, beginning in 1972. Taking advantage of newly developed satellite transmission technology, the program went nationwide on satellite on September 15, 1982. "Point of View" is now carried on more than 350 radio stations across the United States.

After two years of market research, it was determined that a window of opportunity existed for a quality five minute top-of-the-hour national newscast. With the explosion in the number of radio stations, a rare opportunity was presented for a network news service for those stations who were not able to affiliate with the four or five major radio networks. Usually, the top four radio stations in any given market are the exclusive outlets for either ABC, NBC, CBS, or Mutual Broadcasting. The other stations were anxious to affiliate with a national network that would supply them with the news and information programming. These "non-affiliated" stations became the prospects for U.S.A. Radio. Since 1985, U.S.A. Radio has grown from zero affiliates to more than 1100 affiliates across the nation. The USARN News and other programming are also carried worldwide on the Armed Forces Radio Service.

In addition to its team of news writers, producers, engineers, and anchors who operate out of the USARN Broadcast Center in Dallas, Texas, U.S.A. Radio utilizes "stringers" (independent reporters) who file stories from across the nation and around the world. U.S.A. Radio has independent reporters who file stories from 52 countries as well as every state in the United States. In addition, each of the affiliated radio stations is a news source reporting breaking news from their local area over the Network.

On November 5, 1999, U.S.A. Radio.com, inc. entered into an Agreement for the Purchase of Common Stock with Corporate Management Services, Inc., the controlling shareholder of Ansel Project, Inc. (the "Company"). This statement is being mailed on or about November 23, 1999 to holders of record on November 23, 1999 of the shares of common stock, par value $0.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the change of the Company's directors effected on or about November 15, 1999, and the Agreement and Plan of Merger currently before the shareholders of the Common Stock.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of the Agreement for the Purchase of common Stock, U.S.A. Radio.com, Inc. acquired 850,000 of the 1,230,000 shares of Common Stock of the Company issued and outstanding. On the same date, the Boards of Directors of U.S.A. Radio.com and the Company approved an Agreement and Plan of Merger, whereby the two companies would merge, with the surviving entity being the Company, which would be re-named U.S.A. Radio.com, Inc. Pursuant to the terms of the Agreement and Plan of Merger, each share of U.S.A. Radio.com, Inc. would be converted into 4.2368 shares of the Company.

As a result of the Agreements, the Company has agreed to accept the resignation of the Board of Directors and Officers, as of December 5, 1999, consisting of George Andrews, and to appoint Robert Marlin Maddoux and Mark Maddoux as the new Board members of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of November 23, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.
Name of Beneficial Owner	Number of shares Beneficially Owned	Percent of Class
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U.S.A. Radio.com, Inc.	850,000	69.1%
Venture Vest Capital, Inc.	80,000	6.5%
Robert Marlin Maddoux, President and Director (1)	0	0%
Mark Maddoux, Secretary and Director	0	0%
All Officers and Directors (2 persons)

(1) Robert Marlin Maddoux is the Trustee and, along with Mary Grace Maddoux, the Beneficiary, of the USA Radio Network Trust, which currently owns 100% of U.S.A. Radio.com, Inc.'s issued and outstanding common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company after the merger:
Name	Age	Position(s)
----------------------	---	----------------------
Robert Marlin Maddoux	74	President and Director
Mark Maddoux	43	Secretary and Director

ROBERT MARLIN MADDOUX

Mr. Maddoux has been employed by U.S.A. Radio since 1985. He also has served as President of International Christian Media, a non-profit organization, since 1974. Mr. Maddoux is responsible for overseeing the direction of U.S.A. Radio. Mr. Maddoux attended Southwestern Bible College from 1951 to 1955 and Dallas Baptist University from 1967 to 1968.

MARK MADDOUX

Mark Maddoux has been employed by USARN since December, 1985. He is a key member of the Board of Directors and daily, oversees the financial matters of the company. Mr. Maddoux received a Bachelors of Science form Texas A&M University in 1979.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:

Name	Salary
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Robert Marlin Maddoux	$58,000
Mark Maddoux	$90,000

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 1999

Ansel Project, Inc.

By:

/s/Robert Marlin Maddoux

Robert Marlin Maddoux, President